Filed pursuant to Rule 433

Registration Statement No. 333-142116

October 1, 2009

Relating to Preliminary Prospectus Supplement

dated September 30, 2009

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	5.625% Global Bonds due 2041

Ratings*	Baa3/BBB-/BBB- (Positive / Stable / Stable)

Distribution	SEC Registered

Amount Issued	US$25,000,000 (brings total size to US$1,275,000,000)

Gross Proceeds	US$24,374,500 (not including accrued interest, if any)

Coupon	5.625% 30/360-day count basis

Maturity	January 7, 2041

Offering Price	97.498%

Yield to Maturity	5.80%

Reference Benchmark Bond	UST 4 1/4% due May 15, 2039

Benchmark Yield	103-14, 4.049%

Reoffer Spread	+ 175.1 bps

Underwriting Fee	0.25%

Denominations (Min / Increment)	US$100,000/US$1,000

Interest Pay Dates	January 7 and July 7

First Interest Payment Date	January 7, 2010 (short first coupon)

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	October 1, 2009

Settlement Date	October 7, 2009 (T+4)

CUSIP / ISIN	105756BR0 / US105756BR01

Listing	Euro MTF Market Luxembourg

Bookrunners	Barclays Capital Inc. HSBC Securities (USA) Inc.

Co-Manager(s)	Banco Itaú Europa, S.A., acting through its London Branch BB Securities Ltd.

Underwriting Commitments	Barclays Capital Inc.: US$12,250,000 HSBC Securities (USA) Inc.: US$12,250,000 Banco Itaú Europa, S.A., acting through its London Branch: US$250,000 BB Securities Ltd. : US$250,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://sec.gov/Archives/edgar/data/205317/000119312509200983/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Barclays Capital Inc., calling toll-free 1-888-227-2275 or at HSBC Securities (USA) Inc., calling toll-free 1-866-811-8049.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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